SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Telecom, Inc.

(Name of Subject Company—(Issuer))

Lillian Acquisition, Inc.

(Name of Filing Person—(Offeror))

VimpelCom Finance B.V.

Open Joint Stock Company “Vimpel-Communications”

(Translation of filing person’s name into English)

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8-Marta, Building 14

Moscow, Russian Federation 127083

Attention: Jeff McGhie, Esq.

Telephone: (7) 495-725-0700

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telephone: (212) 872-1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld LLP City Point, Level 32 One Ropemaker Street London, England EC2Y 9AW Telephone: (44) 20-7012-9600

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99	Joint Press release, dated December 21, 2007.